Exhibit 99.2

Borr Drilling Limited

Unaudited Condensed Consolidated Financial Statements
For the fourth quarter of 2019 and the twelve months ended December 31, 2019
(Comparatives for the fourth quarter of 2018 and the twelve months ended December 31, 2018)

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Operations
(In $ millions except per share data)

	Notes	3 months to December 31, 2019	3 months to December 31, 2018	12 months to December 31, 2019	12 months to December 31, 2018

Operating revenues
Dayrate revenues	4	88.5	53.5	327.6	164.9
Related party revenues	3,23	4.4	-	6.5	-
Total operating revenues		92.9	53.5	334.1	164.9

Gain from bargain purchase	12	-	-	-	38.1
Gain on disposals		2.6	1.3	6.4	18.8

Operating expenses
Rig operating and maintenance expenses		(81.6)	(59.5)	(307.9)	(180.1)
Depreciation of non-current assets	8	(27.1)	(23.8)	(101.4)	(79.5)
Impairment of non-current assets	8	-	-	(11.4)	-
Amortisation of acquired contract backlog	12	(1.6)	(8.5)	(20.2)	(24.2)
General and administrative expenses		(15.4)	(10.8)	(50.4)	(38.7)
Restructuring costs		-	(3.2)	-	(30.7)
Total operating expenses		(125.7)	(105.8)	(491.2)	(353.2)

Operating loss		(30.2)	(51.0)	(150.7)	(131.4)

Loss from equity method investments	3	(16.4)	-	(18.0)	-

Financial income (expenses), net
Interest income		0.4	0.2	1.5	1.2
Interest expense	19	(23.6)	(8.5)	(70.4)	(13.7)
Other financial income (expenses), net	5,15	5.2	(50.9)	(59.2)	(44.5)
Total financial expenses, net		(18.0)	(59.2)	(128.1)	(57.0)

Loss before income taxes		(64.6)	(110.2)	(296.9)	(188.4)
Income tax expense	6	(4.7)	(0.5)	(11.2)	(2.5)
Net loss		(69.3)	(110.7)	(308.1)	(190.9)
Net loss attributable to non-controlling interests		-	(0.2)	(1.5)	(0.4)
Net loss attributable to shareholders of Borr Drilling Limited		(69.3)	(110.5)	(306.6)	(190.5)

Basic loss per share	7	(0.63)	(1.05)	(2.87)	(1.85)
Diluted loss per share	7	(0.63)	(1.05)	(2.87)	(1.85)
Weighted-average shares outstanding		110,818,351	105,498,972	107,478,625	102,877,501

Condensed Consolidated Statement of Comprehensive Income (Loss)
Net Loss after income taxes		(69.3)	(110.7)	(308.1)	(190.9)
Unrealised gain (loss) from marketable securities	14	-	0.6	(6.4)	0.6
Unrealized loss from marketable securities reclassified to Statement of Operations	5	-	-	12.0	-
Other comprehensive gain (loss)		-	0.6	5.6	0.6
Total comprehensive loss		(69.3)	(110.1)	(302.5)	(190.3)

Comprehensive loss for the period attributable to
Shareholders of Borr Drilling Limited		(69.3)	(109.9)	(301.0)	(189.9)
Non-controlling interests		-	(0.2)	(1.5)	(0.4)
Total comprehensive loss		(69.3)	(110.1)	(302.5)	(190.3)

See accompanying notes that are an integral part of these Unaudited Condensed Consolidated Financial Statements

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2019	2

Borr Drilling Limited
Unaudited Condensed Consolidated Balance Sheets
(In $ millions)

	Notes	December 31, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents		59.1	27.9
Restricted cash	13	69.4	63.4
Trade receivables		40.2	25.1
Jack-up drilling rigs held for sale	8	3.0	-
Marketable securities	14	-	4.2
Prepaid expenses		8.1	10.8
Acquired contract backlog	4	-	20.2
Deferred mobilization and contract preparation cost	4	19.3	6.0
Accrued revenue	4	31.7	18.9
Tax retentions receivable		11.6	11.6
Due from related parties	23	8.6	-
Other current assets	16	26.9	20.5
Total current assets		277.9	208.6

Non-current assets
Property, Plant and Equipment		7.3	9.5
Jack-up rigs	8	2,683.3	2,278.1
Newbuildings	9	261.4	361.8
Deferred mobilization and contract preparation cost	4	3.5	5.1
Marketable securities	14	-	31.0
Equity method investments	3	31.4	-
Other long-term assets	17	15.2	19.6
Total non-current assets		3,002.1	2.705.1
Total assets		3,280.0	2,913.7

LIABILITIES AND EQUITY
Current liabilities
Trade accounts payables		14.1	9.6
Amounts due to related parties	23	0.4	0.4
Unrealized loss on forward contracts	15	64.3	35.1
Accrued expenses		62.1	63.7
Onerous contracts	18	71.3	3.2
Other current liabilities	22	37.5	7.3
Total current liabilities		249.7	119.3

Non-Current liabilities
Long-term debt	19	1,709.8	1,174.6
Other liabilities		22.7	8.0
Liabilities from equity method investments	3	12.7	-
Onerous contracts	18	-	78.3
Total non-current liabilities		1,745.2	1,260.9
Total liabilities		1,994.9	1,380.2
Commitments and contingencies	24

See accompanying notes that are an integral part of these Unaudited Condensed Consolidated Financial Statements

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2019	3

Borr Drilling Limited
Unaudited Condensed Consolidated Balance Sheets
(In $ millions)

Stockholders’ Equity
Common shares of par value $0.05 per share: authorized 137,500,000 (2018: 125,000,000) shares, issued 112,278,065 (2018: 106,528,065) shares and outstanding 110,818,351 (2018: 105,068,351) shares at December 31, 2019	5.6	5.3
Additional paid in capital	1,891.2	1,837.5
Treasury shares	(26.2)	(26.2)
Other comprehensive loss	-	(5.6)
Accumulated deficit	(585.7)	(279.2)
Equity attributable to the Company	1,284.9	1,531.8
Non-controlling interest	0.2	1.7
Total equity	1,285.1	1,533.5

Total liabilities and equity	3,280.0	2,913.7

See accompanying notes that are an integral part of these Unaudited Condensed Consolidated Financial Statements

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2019	4

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Cash Flows
(In $ millions)

	Notes	3 months to December 31, 2019	3 months to December 31, 2018	12 months to December 31, 2019	12 months to December 31, 2018
Cash Flows from Operating Activities
Net loss		(69.3)	(110.7)	(308.1)	(190.9)

Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash compensation expense related to stock options and warrants	20	0.3	1.4	3.9	3.7
Depreciation of non-current assets	8	27.1	23.8	101.4	79.5
Impairment of non-current assets	8	-	-	11.4	-
Amortisation of acquired contract backlog	12	1.6	8.5	20.2	24.2
Gain on disposals	8	(2.5)	(1.3)	(6.4)	(18.8)
Change in financial instruments	5	(6.0)	65.2	45.1	65.2
Loss from equity method investments	3	16.4	-	18.0	-
Non-cash loan fees related to settled debt		-	-	5.6	-
Bargain purchase gain	12	-	-	-	(38.1)
Deferred income tax	6	1.1	0.4	1.4	(0.5)
Change in other current and non-current assets		(1.5)	(12.9)	(25.8)	(24.8)
Change in other current and non-current liabilities		23.3	(15.7)	44.3	(34.7)
Net cash used in operating activities		(9.5)	(41.3)	(89.0)	(135.2)

Cash Flows from Investing Activities
Purchase of plant and equipment		-	(3.0)	(1.8)	(7.8)
Proceeds from sale of fixed assets		0.2	3.0	7.0	41.6
Purchase business combination (acquisition), net of cash acquired	12	-	-	-	(195.1)
Purchase of marketable securities	14	-	(3.3)	(6.9)	(13.0)
Investments in equity method investments	3	(11.5)	-	(30.9)	-
Proceeds from sale of marketable securities	14	27.1	-	31.3	-
Payment and costs in respect of newbuildings	9	(5.2)	-	(142.5)	(362.4)
Payments and costs in respect of jack-up rigs	8	(19.2)	(15.9)	(127.3)	(23.4)
Net cash used in investing activities		(8.6)	(19.2)	(271.1)	(560.1)

Cash Flows from Financing Activities
Proceeds from share issuance, net of issuance costs and		-	-	49.2	218.9
conversion of shareholders loans		-
Proceeds from related party shareholder loan	23	-	-	-	27.7
Purchase of treasury shares		-	(10.0)	-	(19.7)
Repayment of long-term debt		-	-	(390.0)	(89.3)
Purchase of financial instruments	14	-	-	-	(28.5)
Proceeds, net of deferred loan costs, from issuance of long-term debt		30.0	100.0	679.6	474.4
Proceeds, net of deferred loan costs, from issuance of short-term debt	19	-	-	58.5	-
Net cash provided by financing activities		30.0	90.0	397.3	583.5

Net increase (decrease) in cash and cash equivalents and restricted cash		11.9	29.5	37.2	(111.8)
Cash and cash equivalents and restricted cash at beginning of the period		116.6	61.8	91.3	203.1
Cash, cash equivalents and restricted cash at the end of period		128.5	91.3	128.5	91.3

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest		(20.1)	(9.6)	(69.0)	(8.6)
Income taxes refund (paid), net		(2.2)	(1.8)	(1.3)	(3.2)
Issuance of long-term debt as non-cash settlement for newbuild delivery instalment		90.9	-	177.9	609.0
Non-cash settlement of related party shareholder loan		-	-	-	(27.7)
Non-cash payments and cost in respect of jack-up rigs		(12.6)	-	29.8	-

See accompanying notes that are an integral part of these Unaudited Condensed Consolidated Financial Statements

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2019	5

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
 (In $ millions except share data)

	Number of Outstanding shares	Common shares	Treasury shares	Additional paid in capital	Other Comprehensive Gain / (Loss)	Accumulated Deficit	Non Controlling interest	Total equity
Consolidated balance at December 31, 2017	95,264,500	4.8	(6.7)	1,587.8	(6.2)	(88.8)	2.0	1,492.9
Issue of common shares	9,341,500	0.4	-	214.3	-	-	-	214.7
Equity issuance costs	-	-	-	(3.2)	-	-	-	(3.2)
Issue of common shares	1,528,065	0.1	-	35.1	-	-	-	35.2
Other transactions:
Share-based compensation	-	-	-	3.7	-	-	-	3.7
Purchase of treasury shares	(1,080,000)	-	(19.7)	-	-	-	-	(19.7)
Total comprehensive loss	-	-	-	-	0.6	(190.5)	(0.4)	(190.3)
Non-controlling interest	-	-	-	-	-	0.1	0.1	0.2
Settlement of directors’ fees	14,286	-	0.2	(0.2)	-	-	-	-
Consolidated balance at December 31, 2018	105,068,351	5.3	(26.2)	1,837.5	(5.6)	(279.2)	1.7	1,533.5
Issue of common shares	5,750,000	0.3	-	53.2	-	-	-	53.5
Equity issuance costs	-	-	-	(4.3)	-	-	-	(4.3)
Other transactions:
Share-based compensation	-	-	-	3.9	-	-	-	3.9
Total comprehensive loss	-	-	-	-	5.6	(306.6)	(1.5)	(302.5)
Other, net	-	-	-	0.9	-	0.1	-	1.0
Consolidated balance at December 31, 2019	110,818,351	5.6	(26.2)	1,891.2	-	(585.7)	0.2	1,285.1

See accompanying notes that are an integral part of these Unaudited Condensed Consolidated Financial Statements

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2019	6

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended December 31, 2019

Note 1 -  General information

Borr Drilling Limited was incorporated in Bermuda on August 8, 2016. We are listed on the Oslo Stock Exchange, under the ticker BDRILL and since July 31, 2019, on the New York Stock Exchange under the ticker BORR. Borr Drilling Limited is an international offshore drilling contractor providing services to the oil and gas industry, with the ambition of acquiring and operating modern jack-up drilling rigs. As of December 31, 2019, the total fleet consisted of 34 jack-up drilling rigs and one semi-submersible drilling rig, of which 7 jack-up drilling rigs are scheduled for delivery in 2020.

As used herein, and unless otherwise required by the context, the term “Borr Drilling” refers to Borr Drilling Limited and the terms “Company,”, “Borr”, “we,” “Group,” “our” and words of similar import refer to Borr Drilling and its consolidated companies. The use herein of such terms as “group”, “organisation”, “we”, “us”, “our” and “its”, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

We have prepared our accompanying unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S.”) for interim financial information. Pursuant to such rules and regulations, these financial statements do not include all disclosures required by accounting principles generally accepted in the U.S. for complete financial statements. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair statement of financial position, results of operations and cash flows for the interim periods. Such adjustments are considered to be of a normal recurring nature unless otherwise noted. The accompanying condensed consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2018 in the form F-1, filed with the SEC on July 29, 2019. The amounts are presented in millions of United States dollar (U.S. dollar), unless otherwise stated. The financial statements have been prepared on a going concern basis.

Certain amounts in prior periods have been reclassified to conform to current presentation, including the bargain purchase gain reported in the first quarter of 2018 that has been reclassified as part of operating items.  Such reclassifications did not have a material effect on our consolidated statement of financial position, results of operations or cash flows.

The Condensed Consolidated Financial Statements present the financial position of Borr Drilling Limited and its subsidiaries. Investments in companies in which the we control, or directly or indirectly hold more than 50% of the voting control of, are consolidated in the financial statements. Investments in entities which the we do not control, but are considered to exert significant influence, generally by owning more than 20% but less than 50% of the voting shares, are accounted for under the equity method. Our period earnings as a proportion of the equity method investment’s income statement are included in our Statement of Operations, and the value of our investment including cumulative gains and losses from inception are included within non-current assets in our balance sheet.

Basis of consolidation

The consolidated financial statements include the assets and liabilities of the Company. All intercompany balances, transactions and internal sales have been eliminated on consolidation. Unrealized gains and losses arising from transactions with affiliates are eliminated to the extent of our interest in the entity. The non-controlling interests of subsidiaries were included in the Consolidated Balance Sheets and Statements of Operations as "Non-controlling interests". Profit or loss and each component of other comprehensive income are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

A variable interest entity (“VIE”) is defined by US GAAP as a legal entity where either (a) the voting rights of some investors are not proportional to their rights to receive the expected residual returns of the entity, their obligations to absorb the expected losses of the entity, or both, and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity's residual risks and rewards. The guidance requires a VIE to be consolidated if any of its interest holders are entitled to a majority of the entity's residual returns or are exposed to a majority of its expected losses.

Going concern

We are dependent on additional financing in order to execute on our current capital expenditure program. This raises substantial doubt about our ability to continue as a going concern. We have, as of December 31, 2019, amended our covenants on liquidity and equity ratios, and on February 17, 2020 have received $100m in exit financing from a yard and delayed two rig deliveries from 2020 to 2022. While we have confidence that these actions now enable us to better manage our liquidity position, and we have a track record of delivering additional financing, there is no guarantee that any additional measures will be concluded successfully.

Reverse share split

We have effected a conversion of each of our Shares into 0.20 Shares, resulting in a reverse share split at a ratio of 5-for-1. Our post-Reverse Share Split Shares began to trade on the Oslo Børs on June 26, 2019. All share and per share data in these financial statements have been adjusted to give effect to our Reverse Share Split and is approximate due to fractional shares.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2019	7

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended December 31, 2019

Sarbanes-Oxley

We have determined that certain advance payments to executives in 2019 constituted a breach of Section 13(k) of the US Exchange Act 1934. This inadvertent breach has now been remedied.

Use of estimates

Preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 -  Accounting policies

The accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of our consolidated financial statements for the year ended December 31, 2018, except as described below. None of the new accounting standards or amendments that were adopted during 2019 had a significant effect on the condensed interim consolidated financial statements, except as described below.

Equity method investments

We account for our ownership interests in certain Mexican companies, Perforaciones Estratégicas e Integrales Mexicana, S.A. de C.V. (“Perfomex”) and OPEX Perforadora S.A. de C.V (“OPEX”), as equity method investments in accordance with ASC 323, Investments — Equity Method and Joint Ventures and record the investment in equity method investments in the consolidated balance sheet. The equity method of accounting is applied when the investor has an ownership interest of less than 50% and/or does not control the entity, but nonetheless has significant influence over the operating or financial decisions of the investee. Under the equity method, investments are stated at initial cost, additionally guarantees issued to the equity method investments and in-substance capital contributions and capital contributions are allocated to the investment. Our proportionate share of net income (loss) is reflected as a single-line item in the consolidated statements of operations and as increases or decreases, as applicable, in the carrying value of our investment in the Consolidated Balance Sheet. In addition, the proportionate share of net income (loss) is reflected as a non-cash activity in operating activities in the Consolidated Statements of Cash Flows. Contributions increase the carrying value of the investment and are reflected as an investing activity in the Consolidated Statements of Cash Flows.

Investments in equity method investments are assessed for other-than-temporary impairment whenever changes in the facts and circumstances indicate an other-than-temporary loss in carrying value has occurred.

Related party revenue

We provide corporate support services, secondment of personnel and management services to our Equity Method Investments under management and service agreements. The services are based on costs incurred in the period with appropriate margins and have been recognized under related party revenues in our Statement of Operations, with associated costs included within Operating Expenses. We have recognized a total of $2.0 million of revenue under these agreements in the fourth quarter of 2019 within related party revenue.

Related party bareboat revenue

We lease rigs on bareboat charters to our Equity Method Investment, Perfomex. We expect lease revenue earned under the bareboat charters to be variable over the lease term, as a result of the contractual arrangement which assigns the bareboat a value over the lease term equivalent to residual cash after payments of operating expenses and other fees. We, as a lessor, do not recognise a lease asset or liability on our balance sheet at the time of the formation of the entities nor as a result of the lease. Revenue is recognised when management are able to reasonably predict the expected underlying bareboat rate over the contract term. We have recognized a total of $2.4 million of revenue under these contracts in the fourth quarter of 2019 within related party revenue.

Recently Issued Accounting Standards

Adoption of new accounting standards

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02 (Topic 842,
“Leases”), as amended, which generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, time and uncertainty of cash flows arising from lease agreements. We adopted this standard, on a modified retrospective basis, effective January 1, 2019 and will not restate comparative periods. With respect to leases in which we are the lessee, we recognized a lease liability of $12.1 million and a corresponding right-of-use asset of approximately $2.0 million as of January 1, 2019. Adoption of this standard did not materially impact our Consolidated Statement of Operations and had no impact on our Consolidated Statement of Cash Flows.

We have elected the package of practical expedients that permits us to not reassess (1) whether previously expired or existing contracts are or contain leases, (2) the lease classification for any expired or existing leases, and (3) any initial direct costs for any existing leases as of the effective date. In addition, we have elected the hindsight practical expedient in connection with our adoption of the new lease standard. As lessee, we have made the accounting policy election to not recognize a right-of-use asset lease and lease liability for leases with a term of 12 months or less. We will recognize lease payments in the Consolidated Statements of Operations on a straight-line basis over the lease term. We have also elected the practical expedient to not separate lease and non-lease components.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2019	8

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended December 31, 2019

Many of our leases contain variable non-lease components such as maintenance, taxes, insurance, and similar costs for the spaces we occupy. For new and amended leases beginning in 2019 and after, we have elected the practical expedient not to separate these non-lease components of leases for classes of all underlying assets and instead account for them as a single lease component for all leases. We straight-line the net fixed payments of operating leases over the lease term and expense the variable lease payments in the period in which we incur the obligation to pay such variable amounts. These variable lease payments are not included in our calculation of our ROU assets or lease liabilities.

As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Certain of our lease agreements include options to extend or terminate the lease, which we do not include in our minimum lease terms unless management is reasonably certain to exercise.

Our drilling contracts contain a lease component related to the underlying drilling equipment, in addition to the service component provided by our crews and our expertise to operate such drilling equipment. We have concluded the non-lease service of operating our equipment and providing expertise in the drilling of the client’s well is predominant in our drilling contracts. We have applied the practical expedient to account for the lease and associated non-lease components as a single component. With the election of the practical expedient, we will continue to present a single performance obligation under the new revenue guidance in Accounting Standards Codification (“ASC”) Topic 606, “Revenue from Contracts with Customers.”

In June 2018, the FASB issued ASU No. 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share Based-Payment Accounting. This ASU intends to improve the usefulness of information provided and reducing the cost and complexity of financial reporting. A main objective of this ASU is to substantially align the accounting for share-based payments to employees and non-employees. The guidance is effective for annual reporting periods beginning after December 15, 2018 for public entities, including interim periods within that period. Our adoption did not have a material effect on our Condensed Consolidated Financial Statements.

Issued not effective accounting standards

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. The guidance will be effective January 1, 2020, with early adoption permitted. Entities are required to apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. We are still assessing the impact implementing this standard will have and will conclude on our valuation of the expected effects of adoption for the release of our first quarter 2020 results.

Note 3 -  Equity method investments

On June 28, 2019, we entered into a binding agreement to acquire 49% of the shares in Perforaciones Estratégicas e Integrales Mexicana, S.A. de C.V. (“Perfomex”) and OPEX Perforadora S.A. de C.V (“OPEX”), entities incorporated in 2019 by Proyectos Globales de Energia y Servicos CME, S.A. DE C.V. (“CME”) , a Mexican oil and gas services company, for the purposes of performing integrated drilling services under contracts with Petroleo Mexicanos (“PEMEX”).

The below table sets forth the results from these entities for the period from incorporation to December 31, 2019 and their financial position as at December 31, 2019.

In $ millions	Perfomex	OPEX
Revenue	49.8	49.8
Operating expenses	47.4	85.7
Net income	1.5	(38.1)
Cash	0.3	0.0
Total assets	77.1	63.0
Equity	1.5	(38.1)

Revenue in OPEX is recognized on a percentage of completion basis under the cost to cost method. The service OPEX delivers is to a single customer, PEMEX, and involves delivering integrated well services with payment upon the completion of each well in the contract. Revenue in Perfomex is recognized on a day rate basis on a contract with OPEX, consistent with Borr’s historical revenue recognition policies, with day rate accruing each day as the service is performed. We provide rigs and services to Perfomex for use in its contracts with OPEX.

The total assets of both OPEX and Perfomex includes in-substance capital contributions from their shareholders, Borr and CME. As at the balance sheet date, the Board of OPEX and Perfomex intend to convert certain amounts of this funding into equity and which will increase the equity balance within each entity.

We have issued a performance guarantee to OPEX for the duration of its contract with PEMEX. Management have performed a valuation exercise to fair value the guarantee given, utilizing the inferred debt market method and subsequently mapping to an alpha category credit score, adjusting for country risk and default probability. We have subsequently recognized a liability for $5.9 million within other long term liabilities and added the $5.9 million to the investment in the OPEX joint venture.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2019	9

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended December 31, 2019

The following present our investments in equity method investments as at December 31, 2019:

In $ millions	Perfomex	OPEX	Borr Total
Equity invested	0.0	0.0	0.0
Funding provided	30.7	0.1	30.8
Accumulated net loss 49% basis	0.7	(18.7)	(18.0)
Guarantee provided	-	5.9	5.9
Total	31.4	(12.7)	18.7

Our investment in Perfomex is included within long term assets under “Equity method investment” and our investment in OPEX is included within non-current liabilities under “Liabilities from equity method investments”.

Note 4 -  Segment information

In the three months ended December 31, 2019 and December 31, 2018 and the twelve months ended December 31, 2019 and December 31, 2018, we recognised dayrate and related party revenues of $92.9 million, $53.5 million, $334.1 million and $164.9 million, respectively, primarily relating to dayrates.

To obtain contracts with our customers, we incur costs to prepare a rig for contract and deliver or mobilise a rig to the drilling location. We defer pre‑operating costs, such as contract preparation and mobilisation costs, and recognise such costs on a straight‑line basis, consistent with the general pace of activity, in rig operating and maintenance costs over the estimated firm period of drilling. In the three months ended December 31, 2019, December 31, 2018 and twelve months ended December 31, 2019 and December 31, 2018, we recognised $5.8 million, $2.0 million, $22.7 million and $12.0 million, respectively, of pre-operating expenses included in rig operating and maintenance expenses in the Unaudited Condensed Consolidated Statements of Operations.

We have one operating segment, and this is reviewed by the Chief Operating Decision Maker (“CODM”), which is our board of directors (the “Board”), as an aggregated sum of assets, liabilities and activities that exist to generate cash flows.

Geographic data

Revenues are attributed to geographical location based on the country of operations for drilling activities, i.e. the country where the revenues are generated.

The following presents our revenues by geographic area:	3 months to December 31, 2019	3 months to December 31, 2018	12 months to December 31, 2019	12 months to December 31, 2018
(In $ millions)
Europe	25.0	24.9	114.7	75.1
West Africa	36.1	12.9	102.4	44.4
Middle East	10.5	11.4	43.2	41.1
South East Asia	11.0	4.3	23.8	4.3
Mexico	10.3	-	50.0	-
Total	92.9	53.5	334.1	164.9

Major customers

Following customers accounted for more than 10% of our contract revenues:	3 months to December 31, 2019	3 months to December 31, 2018	12 months to December 31, 2019	12 months to December 31, 2018
(In % of operating revenues)
National Drilling Company (ADOC)	11%	21%	13%	21%
Pan American Energy	6%	-%	13%	-%
ExxonMobil	20%	-%	15%	-%
TAQA Bratani Limited	7%	16%	11%	17%
Spirit Energy	9%	22%	10%	10%
Total	53%	59%	62%	48%

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2019	10

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended December 31, 2019

Fixed Assets — Jack-up rigs(1)

The following presents the net book value of our jack-up rigs by geographic area	As of December 31, 2019	As of December 31, 2018
(In $ millions)
Middle East	40.7	42.0
North Sea	297.3	320.0
West Africa	646.1	203.0
South East Asia	978.1	1,713.1
Mexico	721.1	-
Total	2,683.3	2,278.1

(1)The fixed assets referred to in the table above exclude assets under construction. Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.

Management continue to develop the information receivable by the CODM to include information pertaining to our Mexican affiliates. We expect in 2020 we will disclose the metrics of these equity method investments within this note as they will be included in regular reporting to the CODM in a form that is suitable for allocating internal resources.

Contract balances

Accounts receivable are recognized when the right to consideration becomes unconditional based upon contractual billing schedules.
Payment terms on invoiced amounts are typically 30 days. Current contract asset balances are included in “Deferred mobilization costs”, “Acquired contract backlog” and “Accrued revenue” and non-current contract assets are included in “Other assets” on our Consolidated Balance Sheets.

The following table provides information about contract assets from contracts with customers:

	As of December 31, 2019	As of December 31, 2018
(In $ millions)
Current contract assets	51.0	45.1
Non-current contract assets	3.5	5.1
Total contract assets at December 31	54.5	50.2

Significant changes to contract assets balances for the period ended December 31, 2019 are as follows:

(In $ millions)	Contract assets
Net balance at January 1, 2019	50.2
Additions to deferred costs and accrued revenue	134.7
Amortization of deferred costs	(130.4)
Total contract assets at December 31, 2019	54.5

Contract Costs

Certain direct and incremental costs incurred for upfront preparation, initial rig mobilization and modifications are costs of fulfilling a contract and are recoverable. These recoverable costs are deferred and amortized ratably to contract drilling expense as services are rendered over the initial term of the related drilling contract. Costs incurred for the demobilization of rigs at contract completion are recognized as incurred during the demobilization process.

Contract liabilities

Contract liabilities consists of deferred mobilization revenue which is earned prior to commencement of the contract and amortized rateably over the initial term of the related drilling contract. The liability is recognized when the right to consideration becomes unconditional, which is normally on commencement of the drilling contract.

Significant changes to contract liability balances for the period ended December 31, 2019 are as follows:
(In $ millions)	Contract assets
Net balance at January 1, 2019	(0.8)
Additions to deferred revenue	(13.2)
Amortization of deferred revenue	7.4
Total contract liabilities at December 31, 2019	(6.6)

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2019	11

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended December 31, 2019

Note 5 -  Other financial income (expenses), net

Other financial income (expense), net is comprised of the following:

	3 months to December 31, 2019	3 months to December 31, 2018	12 months to December 31 2019	12 months to December 31, 2018
(In $ millions)
Foreign exchange (loss)/gain, net	(0.1)	(0.6)	0.7	(1.1)
Other financial expenses	(0.7)	(1.2)	(14.8)	(3.5)
Change in unrealised (loss)/gain on call spread (note 15)	1.9	(16.9)	(0.5)	(25.7)
Change in unrealised (loss)/gain on marketable securities	12.0	-	-	-
Realised loss on marketable securities, net (note 14)	(15.4)	-	(15.4)	-
(Loss)/gain on forward contracts (note 15)	7.5	(32.2)	(29.2)	(14.2)
Total	5.2	(50.9)	(59.2)	(44.5)

During the fourth quarter of 2019 we realised all our marketable securities. Total net proceeds received were $27.1 million resulting in a realised loss of $15.4 million, following the recycling of an impairment in a previous quarter of $12.0 million.  (Loss)/gain on forward contracts is presented net for the three and twelve months ended December 31, 2019 and 2018.

Note 6 -  Taxation

Borr Drilling Limited is a Bermuda company not required to pay taxes in Bermuda on ordinary income or capital gains as it qualifies as an Exempted Company. We operate through various subsidiaries in numerous countries throughout the world and are subject to tax laws, policies, treaties and regulations, as well as the interpretation or enforcement thereof, in jurisdictions in which we or any of our subsidiaries operate, were incorporated, or otherwise were considered to have a tax presence. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred.

The change in the effective tax rate from period to period is primarily attributable to changes in the profitability or loss mix of our operations in various jurisdictions. As our operations continually change among numerous jurisdictions, and methods of taxation in these jurisdictions vary greatly, there is little direct correlation between the income tax provision or benefit and income or loss before taxes.

Income tax expense is comprised of the following:	3 months to December 31, 2019	3 months to December 31, 2018	12 months to December 31, 2019	12 months to December 31, 2018
(In $ millions)
Current tax	3.6	0.9	9.8	2.0
Change in deferred tax	1.1	(0.4)	1.4	0.5
Total	4.7	0.5	11.2	2.5

Note 7 -  Earnings/(Loss) per share

The computation of basic earnings/(loss) per share (“EPS”) is based on the weighted average number of shares outstanding during the period. Diluted EPS does not include the effect of the assumed conversion of potentially dilutive instruments which are 2,357,500 share options outstanding issued to employees and directors and convertible bonds with a conversion price of $33.4815 for a total of 10,453,534 shares. Due to our current loss-making position and the share price being less than the conversion price of the convertible bonds these are deemed to have an anti-dilutive effect on our EPS.

All periods presented have been adjusted for our 5 for 1 reverse share split in June 2019.

	3 months to December 31, 2019	3 months to December 31, 2018	12 months to December 31, 2019	12 months to December 31, 2018

Basic loss per share	(0.63)	(1.05)	(2.87)	(1.85)
Diluted loss per share	(0.63)	(1.05)	(2.87)	(1.85)

Issued ordinary shares at the end	112,278,065	106,528,065	112,278,065	106,528,065
of the period
Weighted average numbers of shares outstanding for the period	110,818,351	105,498,972	107,478,625	102,877,501

The number of share options that would be considered dilutive under the “if converted method” for the three months ended December 31, 2019 is 0 (three months ended December 31, 2018:20,545).

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2019	12

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended December 31, 2019

Note 8 -  Jack-up rigs

	Cost	Accumulated depreciation	Net carrying value
(In $ millions)
Balance at January 1, 2019	2,366.6	(88.5)	2,278.1
Additions	100.1	-	100.1
Transfers from Newbuildings (note 9)	420.9	-	420.9
Depreciation and amortisation	-	(99.3)	(99.3)
Disposals	(2.1)	-	(2.1)
Reclassification to asset held for sale	(3.0)	-	(3.0)
Impairment	(14.8)	3.4	(11.4)
Balance at December 31, 2019	2,867.7	(184.4)	2,683.3

In the fourth quarter we took delivery of the “Hermod” from Keppel Shipyard Ltd. The delivery instalment was $90.9 million, and we accepted delivery financing for the same amount. The rig has been transferred from newbuildings to jack-up rigs.

We took delivery of the “Njord” in the first quarter of 2019. The final delivery instalment was funded by delivery financing from PPL Shipyard of $87.0 million.

We entered into a sale agreement for the “Baug”, “C20051” and “Eir” in May 2019. The sale of “Baug” and “C20051” closed in May 2019 and we recorded a gain of $3.9 million in connection with the transaction.

In addition, we recorded a depreciation charge of $0.4 million in the fourth quarter of 2019, $3.1 million in the fourth quarter of 2018, $1.7 million in the full twelve months of 2019 and $9.9 million for the full twelve months of 2018 related to property, plant and equipment.

Impairment assessment

During the third quarter 2019, we performed our annual impairment assessment of our fleet. Based on our assumptions and analysis at that time, we determined that the undiscounted probability-weighted cash flows for each rig were in excess of their respective carrying values. As a result, we concluded that no impairment of these rigs had occurred at September 30, 2019. At the balance sheet date, we had continuing impairment indicators, namely our share price as it relates to our book values. We therefore updated our third quarter impairment assessment. We concluded that no impairment existed at December 31, 2019.

An impairment loss of $11.4 million was recognized for the “Eir” in the first quarter of 2019 as a result of entering into a sale agreement, which resulted in us reducing the book value to the expected sale value. As of December 31, 2019, we consider that the consideration for held for sale presentation continues to be achieved and the “Eir” is classified within jack-up drilling rigs held for sale.

Note 9 -   Newbuildings

	December 31, 2019	December 31, 2018
(In $ millions)
Balance at January 1	361.8	642.7
Additions	302.0	971.4
Capitalized interest	18.5	23.4
Transfers to Jack-up rigs	(420.9)	(1,275.7)
Total	261.4	361.8

We took delivery of the “Njord” in the first quarter 2019. The delivery instalment was funded by delivery financing from PPL Shipyard Ltd of $87.0 million. Also, in the first quarter of 2019, we entered into a novation agreement to acquire Hull No. B378 from Keppel Shipyard Ltd (see note 11) for a purchase price of $122.1 million. The acquisition was partly funded by a new bridge financing facility from Danske Bank A/S and partly by drawing down on the $160 million Senior secured revolving loan facility entered into in the first quarter 2019, which was repaid in June 2019. The rig was subsequently renamed “Thor” and was delivered on May 9, 2019.

Note 10 -  Leases

We have operating leases expiring at various dates, principally for real estate, office space, storage facilities and operating equipment.  For our Houston office space, we have previously deemed the lease as an onerous lease in 2018 as a result of change in our operating strategy, it is expected that the lease will expire on March 1, 2022.  For this operating lease, upon adoption of the new standard, we offset the right-of-use asset of the lease by the existing carrying amount of the liability previously recorded on the date of adoption.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2019	13

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended December 31, 2019

Supplemental balance sheet information related to leases was as follows:

December 31, 2019
(In $ millions)
Operating leases
Operating leases right-of-use assets	2.7
Current operating lease liabilities	3.4
Long-term operating lease liabilities	6.5

The current portion of the ROU asset is recognized within other current assets (see note 16) and the non-current portion is recognized within other long-term assets (see note 17). The current lease liabilities are recognized within other current liabilities (see note 22) and the non-current lease liabilities are recognized within other liabilities.

Components of lease cost is comprised of the following:	3 months ended December 31, 2019	12 months ended December 31, 2019

(In $ millions)
Operating lease cost	1.3	21.2
Short-term lease cost	0.1	0.5
Total lease cost	1.4	21.7
Sublease income	0.2	0.7

Supplemental cash flow information related to leases was as follows:	December 31, 2019

(In $ millions)
Cash payments for onerous lease contracts	0.9
Operating cash flows from operating leases	0.2
Total lease payments	1.1
Weighted average remaining lease term for operating leases (years)	1.18
Weighted average discount rate for operating leases	6.49%

Maturities of lease liabilities were as follows:	December 31, 2019

(In $ millions)
2019	5.1
2020	4.2
2021	1.4
2022	0.4
2023	0.4
Thereafter	1.3
Total lease payments	12.9
Less interest	(3.0)
Present value of lease liability	9.9

Maturities of lease liabilities were as follows:	December 31, 2018

(In $ millions)
2019	4.6
2020	3.6
2021	3.6
2022	0.5
2023	-
Thereafter	-
Total lease payments	12.3

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2019	14

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended December 31, 2019

Note 11 -  Asset acquisition

Acquisition of Keppel’s Hull B378

In March 2019, we entered into an assignment agreement with the original owner for the assignment of the rights and obligations under a construction contract to take delivery of one KFELS Super B Bigfoot premium jack-up rig identified as Keppel’s Hull No. B378 from Keppel for a purchase price of $122.1 million. The construction contract was, at the same time, novated to our subsidiary, Borr Jack-Up XXXII Inc., and amended. Borr Jack-Up XXXII Inc. took delivery of the rig on May 9, 2019. The rig has been renamed ‘‘Thor.’’

Acquisition of Keppel Rigs

In May 2018, we signed a master agreement to acquire five premium newbuild jack-up drilling rigs from Keppel FELS Limited. Total consideration for the transaction will be approximately $742.5 million. In the second quarter of 2018, we paid a pre-delivery instalment of $288.0 million. The pre-delivery instalment is secured by a parent guarantee from Keppel Offshore & Marine Ltd. We have secured financing of the delivery payment for each Keppel Rig from Offshore Partners Pte. Ltd (formerly Caspian Rigbuilders Pte. Ltd). Each loan is non-amortizing and matures five years after the respective delivery dates. The delivery financing will be secured by a first priority mortgage, an assignment of earnings, an assignment of insurance and a charge over shares and parent guarantee from Borr Drilling Limited. We have taken delivery of the first rig in the fourth quarter of 2019, with the remaining rigs scheduled to be delivered quarterly thereafter until the last rig is delivered in the fourth quarter of 2020, see note 25 subsequent events. The remaining contracted instalments, payable on delivery, for the Keppel newbuilds acquired in 2018 are approximately $345.6 million as of December 31, 2019.

Note 12 -  Business acquisition

Paragon Offshore Limited

We announced a binding tender offer agreement (the “Tender Offer Agreement”) on February 21, 2018 to offer to purchase all outstanding shares in Paragon Offshore Limited (“Paragon”) (“the Offer”). The total acquisition price to purchase all outstanding shares was $241.3 million. The transaction was subject to the satisfaction of the offer conditions, customary closing conditions, including, among other customary conditions, that (a) at least 67% of the outstanding Paragon shares were validly tendered and not withdrawn before the expiration date, (b) no material adverse change shall have occurred prior to closing, and (c) Paragon shall have completed all actions necessary to acquire ownership of certain Prospector drilling rigs and legal entities currently subject to Chapter 11 proceedings in the United States Bankruptcy Court in the District of Delaware. On March 29, 2018, all of the conditions to the Offer were satisfied and the transaction closed. Shareholders holding 99.41% of the shares accepted the offer for a total payment of approximately $240.0 million.

Recognised amounts of identifiable assets acquired and liabilities assumed at fair value:

March 29, 2018
(In $ millions)
Cash and Cash equivalents	41.7
Restricted cash	4.2
Trade receivables	31.0
Other current assets (including contract backlog of $31.6 million)	53.4
Jack-up drilling rigs	246.0
Assets held for sale	15.0
Property, Plant and Equipment	16.1
Other long-term assets (including contract backlog of $12.8 million)	24.8
Trade payables	(10.5)
Accruals and other current liabilities	(40.9)
Long term debt	(87.7)
Other non-current liabilities	(13.7)
Total	279.4

Fair value of consideration satisfied by cash:
Payment upon completion by the Company (March 29, 2018)	240.0
Payment to non-controlling interest	1.3
Total	241.3

Total fair value of purchase consideration	241.3
Fair value of net assets acquired	279.4
Bargain Gain	(38.1)

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2019	15

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended December 31, 2019

At the time of the acquisition, Paragon was an international driller with a fleet of 23 drilling units. This fleet included two modern jack-up drilling rigs, the Prospector 1 and Prospector 5, built in 2013 and 2014, respectively. The fleet also included a semi-submersible drilling rig, MSS1, with a long-term contract for TAQA in the North Sea which commenced on March 6, 2018. We disposed of 16 jack-up rigs acquired in the Paragon transaction during 2018 and one in 2019.

The Paragon transaction is accounted for as a business combination. The estimated fair value of the individual rigs was derived by using a market and income-based approach with market participant-based assumptions. A bargain purchase gain of $38.1 million was recognized in the Consolidated Statement of Operations. A bargain purchase gain arises when fair value of the net assets acquired is higher than total fair value of purchase consideration.

Immediately following the closing of the Paragon transaction, we settled the long-term debt of $87.7 million plus $1.6 million of accrued interest and brokerage fees.

During 2018, we purchased the remaining outstanding shares in Paragon Offshore limited for $1.0 million.

Paragon pro forma information (unaudited)

Basis of preparation

The unaudited pro forma financial information is based on Borr Drilling’s and Paragon’s historical consolidated financial statements as adjusted to give effect to the acquisition of Paragon. The unaudited revenue and net income (loss) for the nine months ended December 31, 2018 give effect to the Paragon acquisition as if it had occurred on January 1, 2017.

Pro forma for the twelve months ended December 31, 2018

(In $ millions)	(unaudited)
Revenue	192.1
Net income (loss)	(297.5)

Certain one-time adjustments were included in the pro forma financial information.

For the period from March 29, 2018 until December 31, 2018, Paragon contributed $116.3 million in revenue resulting in loss before income taxes of $42.7 million, excluding bargain purchase gain of $38.1 million

Note 13 -  Restricted cash

	December 31, 2019	December 31, 2018
(In $ millions)
Balance at January 1	63.4	39.1
Transfer to (from) restricted cash	6.0	24.3
Total	69.4	63.4

All restricted cash is recorded within current assets and consist of deposits in margin accounts, restricted cash of $3.9 million under our $195 Hayfin Loan Facility and bank deposits in relation to forward contracts and deposits made for issued guarantees and letters of credit.

Note 14 -  Marketable Securities

(In $ millions)	December 31, 2019	December 31, 2018
Balance at January 1	35.2	20.7
Purchase of marketable securities	6.0	13.9
Sale of marketable securities	(31.3)	-
Change in unrealised gain/(loss) on marketable securities	5.5	0.6
Realised gain/(loss) on marketable securities, net	(15.4)	-
Total marketable securities	-	35.2

During the fourth quarter of 2019 we sold all our marketable securities. Total net proceeds received were $27.1 million resulting in realised loss of $15.4 million since initial purchase.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2019	16

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended December 31, 2019

Note 15 -  Financial Instruments

Forward contracts

As of December 31, 2019, we have forward contracts to purchase shares in a listed drilling company for an aggregate amount of approximately $92.2 million. The forward contracts consist of forward assets of $27.9 million and forward liabilities of $92.2 million and are presented as a net unrealized loss of $64.3 million in the Consolidated Balance Sheets as of December 31, 2019. During the first quarter of 2019, we sold shares resulting in net cash proceeds of $4.2 million (see note 14) and simultaneously purchased forward contracts with exposure to the same amount.

Call Spread

Fair value adjustments during the fourth quarter of 2019 resulted in an unrealised gain recognised in the Condensed Consolidated Statements of Operations in other financial income (expense), net, of $1.8 million. As of December 31, 2019, aggregated fair value adjustments were an unrealised loss of $26.3 million related to one-off costs for entering the position and subsequent fair value adjustments.  The Call Spread is presented under other long-term assets, (see note 17).

Note 16 -   Other current assets
	December 31, 2019	December 31, 2018
Other current assets are comprised of the following:
(In $ millions)
Client rechargeable	5.6	5.1
Other receivables	6.2	7.9
VAT and other tax receivable	12.2	4.3
Deferred financing fee	2.4	3.2
Right-of-use lease asset, current	0.5	-
Total	26.9	20.5

Note 17 -  Other long-term assets

	December 31, 2019	December 31, 2018
Other long-term assets are comprised of the following:
(In $ millions)
Other receivables	-	0.5
Deferred tax asset	1.3	2.6
Call Spread (note 15)	2.2	2.8
Tax refunds	0.3	4.2
Prepaid fees	9.2	9.5
Right-of-use lease asset, non-current	2.2	-
Total	15.2	19.6

Note 18 -  Onerous contracts

	December 31, 2019	December 31, 2018
(In $ millions)
Onerous lease commitments	-	10.2
Onerous rig contracts	71.3	71.3
Total	71.3	81.5

Onerous contracts for Hull B366 (TBN “Tivar”) of $16.8 million, Hull B367 (TBN “Vale”) of $26.9 million and Hull B368 (TBN “Var”) of $27.6 million, in total $71.3 million, relate to the estimated excess of remaining shipyard instalments to be made to Keppel FELS over the value in use estimate for the jack-up drilling rigs to be delivered. Remaining shipyard instalments and onerous contract are expected to be settled when the newbuildings are delivered and paid in 2020. As a result of amended agreements with Keppel FELS after the balance sheet date (see note 25), we expect $54.5 million of the onerous rig contract balances to be reclassified to non-current in the first quarter 2020.

As a result of the adoption of the new lease standard from January 1, 2019, the onerous lease commitments for our office space in Houston and Beverwijk are now included in our lease liabilities (see note 10 and 22).

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2019	17

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended December 31, 2019

Note 19 -  Long-term debt

Long-term debt is comprised of the following:
	Carrying amount		Principal amount		Back end fee

	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
(In $ millions)
$200m DNB Revolving Credit Facility	-	130.0	-	130.0	-	-
Hayfin Loan Facility	192.3	-	195.0	-	-	-
Syndicated Senior Secured Credit Facilities	264.2	-	270.0	-	-	-
New Bridge Revolving Credit Facility	25.0	-	25.0	-	-	-
$350m Convertible bonds	346.4	346.5	350.0	350.0	-	-
PPL Delivery Financing	790.0	698.1	753.3	669.6	29.3	26.1
Keppel Delivery Financing	91.9	-	86.4	-	4.5	-
Total	1,709.8	1,174.6	1,679.7	1,149.6	33.8	26.1

At December 31, 2019 the scheduled maturities of our debt were as follows:	Maturities
(In $ millions)
2020	-
2021	64.2
2022	509.5
2023	935.9
2024	170.1
Thereafter	-
Total principal amount of debt	1,679.7
Total debt-related balances, net	30.1
Total carrying amount of debt	1,709.8

Hayfin Loan Facility

On June 25, 2019, we entered into a $195 million senior secured term loan facility agreement with funds managed by Hayfin Capital Management LLP, as lenders, among others. Our wholly-owned subsidiary, Borr Midgard Assets Ltd., is the borrower under the Hayfin Facility, which is guaranteed by Borr Drilling Limited and secured by mortgages over three of our jack-up rigs, pledges over shares of and related guarantees from certain of our rig-owning subsidiaries who provide this security as owners of the mortgaged rigs and general assignments of rig insurances, certain rig earnings, charters, intragroup loans and management agreements from our related rig-owning subsidiaries. Our Hayfin Facility matures in June 2022 and bears interest at a rate of LIBOR plus a specified margin. The Hayfin Facility agreement includes a make-whole obligation if repaid during the first twelve months and, thereafter, a fee for early prepayment and final repayment. As of December 31, 2019, our Hayfin Facility was fully drawn.

Syndicated Senior Secured Credit Facilities

On June 25, 2019, we entered into a $450 million senior secured credit facilities agreement with DNB Bank ASA, Danske Bank, Citibank N.A., Jersey Branch and Goldman Sachs Bank USA, as lenders, among others, consisting of a $230 million credit facility, $50 million newbuild facility, $70 million for the issuance of guarantees and other trade finance instruments as required in the ordinary course of business and, assuming certain conditions are met, a $100 million incremental facility. The terms were that the $50 million newbuild facility would be available to draw upon delivery of the newbuild rig “Tivar”, and the $100 million incremental facility would be available to draw upon repayment of the New Bridge Revolving Credit Facility. In the third quarter 2019, $50 million of the $100 million New Bridge Revolving Credit Facility was repaid and transferred into the $100 million incremental facility. $10 million was available to draw under the incremental facility at year end 2019 in addition to the newbuild facility.

New Bridge Revolving Credit Facility

On June 25, 2019, we entered into a $100 million senior secured revolving loan facility agreement with DNB Bank ASA and Danske Bank, as lenders. In the third quarter $50 million was repaid and transferred from the $100 million New Bridge Revolving Credit Facility into the $100 million incremental facility. $50 million remains available under the New Bridge Revolving Credit Facility, whereof $25 million was drawn down at December 31, 2019.

Keppel Newbuild Financing

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2019	18

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended December 31, 2019

In May 2018, we agreed to acquire five premium KFELS B class jack-up rigs, three completed and two under construction from Keppel (the “Keppel Rigs”). As of December 31, 2019, one of the five Keppel Rigs are delivered and four remain to be delivered. In connection with delivery of the Keppel Rigs, Keppel has agreed to extend delivery financing for a portion of the purchase price equal to $90.9 million per jack-up rig (the “Keppel Financing”). The Keppel Financing for each Keppel Rig is an interest-bearing secured facility from the lender thereunder (an affiliate of Keppel), guaranteed by Borr Drilling Limited which will be made available on delivery of each Keppel Rig and matures on the date falling 60 months from the delivery date of each respective Keppel Rig.

The Keppel Financing for each respective Keppel Rig will be secured by a mortgage on such Keppel Rig, assignments of earnings and insurances and a charge over the shares of the rig-owning subsidiary which holds each such Keppel Rig. The Keppel Financing agreements also contain a loan to value clause requiring that the fair market value of our rigs shall at all times be at least 130% of the loan and also contains various covenants, including, among others, restrictions on incurring additional indebtedness. Each Keppel Financing agreement also contains events of default which include non-payment, cross default, breach of covenants, insolvency and changes which have or are likely to have a material adverse effect on the relevant obligor’s business, ability to perform its obligations under the Keppel Financing agreements or security documents, or jeopardize the security.

Interest

Average interest rate for all our interest-bearing debt, excluding Convertible Bonds, was 6.0% for the twelve months ended December 31, 2019.

Amendment of bank facility covenants
On January 2, 2020, we announced an amendment to our bank facility covenants, adjusting the minimum book equity ratio from 40% to 33.3% and the minimum free liquidity covenant from 4% to 3% of Net Interest Bearing Debt. The amendments were effective from year-end 2019 and into 2021.

Note 20 -  Compensation

Share-based payment charges for the period ending:
	3 months to December 31, 2019	3 months to December 31, 2018	12 months to December 31, 2019	12 months to December 31, 2018
(In $ millions)
Total	0.3	1.4	3.9	3.7

At March 11, 2019, we issued 460,000 share options to certain of our employees and directors. The awards were granted under the existing approved share option scheme. The options have a strike price of $17.50 per share, which compares to our share’s closing price of $14.2 on March 8, 2019. The options will expire after five years and have a four-year vesting period. Expected life after vesting is estimated at two years. Risk free interest rate is set to 2% and expected future volatility is estimated at 32%.  Total number of options authorised by the Board is 3,494,000 and 2,357,500 are outstanding as of December 31, 2019.

Note 21 -  Fair values of financial instruments

The carrying value and estimated fair value of our cash and financial instruments were as follows:

		As at December 31, 2019		As at December 31, 2018
(In $ millions)	Hierarchy	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents	1	59.1	59.1	27.9	27.9
Restricted cash	1	69.4	69.4	63.4	63.4
Marketable securities – non-current	1	-	-	31.0	31.0
Marketable securities – current	1	-	-	4.2	4.2
Trade receivables	1	40.2	40.2	25.1	25.1
Accrued revenue		31.7	31.7	18.9	18.9
Tax retentions receivable		11.6	11.6	11.6	11.6
Other current assets (excluding deferred costs)	1	22.7	22.7	17.3	17.3
Due from related parties		8.6	8.6	-	-
Forward contracts (note 15)	2	27.9	27.9	50.3	50.3

Liabilities
Long-term debt	2	1,620.3	1,709.8	1,113.6	1,174.6
Trade payables	1	14.1	14.1	9.6	9.6
Accruals and other current liabilities	1	99.6	99.6	71.0	71.0
Forward contracts (note 15)	2	92.2	92.2	85.4	85.4
Guarantees issued to equity method investments (note 3)	3	5.9	5.9	-	-

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2019	19

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended December 31, 2019

Financial instruments included in the consolidated accounts within ‘Level 1 and 2’ of the fair value hierarchy are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency.

Included in “Level 1” are cash and cash equivalents, restricted cash, trade receivables, marketable securities, other current assets (excluding prepayments and deferred costs), trade payables, accruals and other current liabilities. The carrying value of any accounts receivable and payables approximates fair value due to the short time to expected payment or receipt of cash.

Included in “Level 2” are forward contracts. No assets or liabilities have been transferred from one level to another during the quarter.

Included in “Level 3” is guarantees issued to equity method investments. The guarantee has been valued utilizing the inferred debt market method and subsequently mapped to an alpha category credit score, adjusting for country risk and default probability (note 3).

Note 22 -  Other current liabilities
	December 31, 2019	December 31, 2018
Accruals and other current liabilities are comprised of the following:

(In $ millions)
Accrued payroll and severance	6.2	3.1
VAT and current taxes payable	17.8	4.2
Operating lease liability, current	3.4	-
Deferred mobilisation revenue	5.6	-
Other current liabilities	4.5	-
Total accruals and other current liabilities	37.5	7.3

Note 23 -  Related party transactions

Transactions with those holding significant influence over us

2018 Equity offering
At March 22, 2018, we announced that we would raise up to $250 million in an equity offering divided in two tranches. Tranche 2 of the equity offering was subject to approval by the extraordinary general meeting to be held on 5 April 2018 and subsequent share issue. In connection with the settlement of Tranche 2, $27.7 million was registered as liability to shareholders including $20.0 million to Drew Holdings Ltd (“Drew”) as of March 31, 2018. Drew is a trust established for the benefit of Tor Olav Trøim, the Deputy Chairman of Borr Drilling Limited. As of May 30, 2018, the 7,640,327 new shares allocated in Tranche 2 of the Equity Offering were validly issued and fully paid.

Commercial Arrangements
We have obtained certain rig and other operating supplies from Schlumberger and may continue to obtain such supplies in the future. Purchases from Schlumberger were $2.1 million during the fourth quarter of 2019, $5.2 million during the fourth quarter of 2018, $14.6 million during the full twelve months of 2019 and $8.5 million during the full twelve months of 2018. $1.6 million and $0.4 million were outstanding at December 31, 2019 and December 31, 2018, respectively.

Pursuant to the corporate support agreement with Magni Partners Limited, which provides for reimbursement of costs with Borr board approval, $1.0 million was paid during the second quarter 2019 under the agreement. $nil was outstanding at December 31, 2019 and December 31, 2018.

We have entered into arrangements with companies which are related to our former Chief Financial Officer, Rune Magnus Lundetræ. Charges during 2019 were $0.03 million, of which $nil was outstanding at the end of 2019.

Transactions with entities over which we have significant influence

Mexico Joint Ventures
On June 28, 2019, we entered into a binding agreement to acquire 49% of the shares in Perforaciones Estratégicas e Integrales Mexicana, S.A. de C.V. and OPEX Perforadora S.A. de C.V, entities incorporated in 2019 by Proyectos Globales de Energia y Servicos CME, S.A. DE C.V. (“CME”) , a Mexican oil and gas services company, for the purposes of performing integrated drilling services under contracts with Petroleo Mexicanos (“Pemex”).

OPEX
As part of entering into the share purchase agreement for 49% of the shares in OPEX, we also entered into other commercial arrangements with this related party. We provide management services through a management services agreement at a cost-plus basis. The revenue from these services can be found within the Related party revenue line in our Statement of Operations and in the fourth quarter of 2019 we provided services worth $1.0 million. We have provided a guarantee valued at $5.9 million to support OPEX’s operations under the contracts with Pemex.  Perfomex, in which we own 49%, provides drilling services under drilling contracts with OPEX on a dayrate basis. We have as at December 31, 2019 provided $0.1 million of funding to OPEX. See also note 3.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2019	20

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended December 31, 2019

Perfomex
As part of entering into the share purchase agreement for 49% of the shares in Perfomex, we also entered into other commercial arrangements with the same entity. We provide two rigs on a bareboat basis for Perfomex to service its contract with OPEX. The revenue from these contracts can be found within the Related party revenue line in our Statement of Operations and in the fourth quarter 2019 we recognized $2.4 million of revenue. We also provide international and local personnel for the offshore operations of the rigs and administrative services on a cost-plus basis. In the fourth quarter of 2019, we recognized $1.0 million of Related party revenue from the provision of these services. We have as at December 31, 2019 provided $30.7 million of funding to Perfomex, some of which we expect to convert to equity in the near term. See also note 3.

Note 24 -  Commitments and contingencies

We have the following commitments as of December 31, 2019:

(in $ millions) Delivery instalments for jack-up drilling rigs	Delivery instalment	Back-end fee
Total	799.8	18.0

In addition, under the PPL Financing, PPL Shipyard is entitled to certain fees payable in connection with the increase in market value of the relevant PPL Shipyard Rig from October 31, 2017 until the repayment date, less the relevant rig owner’s equity cost of ownership of each jack-up rig and any interest paid on the delivery financing. No provision has been made for such fees as of December 31, 2019.

The following table sets forth when our commitments fall due as of December 31, 2019 (see subsequent events)
(In $ millions)

	Less than 1 year	1–3 years	3–5 years	More than 5 years	Total
Delivery instalments for jack-up rigs	799.8	-	-	-	799.8

Other commercial commitments

We have other commercial commitments which contractually obligate us to settle with cash under certain circumstances. Surety bonds and parent company guarantees entered into between certain customers and governmental bodies guarantee our performance regarding certain drilling contracts, customs import duties and other obligations in various jurisdictions.

The principal amounts of the outstanding surety bonds, customs bonds, bank guarantees, letters of credits and performance bonds were $70.1 million and $23.1 million as of December 31, 2019 and December 31, 2018, respectively. $70.0 million are covered by security under the guarantee facility under one of our loan agreements.

As of December 31, 2019, these obligations and their expiration dates are as follows:

(In $ millions)	Less than 1 year	1-3 years	3-5 years	Thereafter	Total
Surety bonds and other guarantees	70.1	-	-	-	70.1
Performance guarantee to OPEX (note 3)	-	5.9	-	-	5.9
Total	70.1	5.9	-	-	76.0

Note 25 -  Subsequent events

Delivery of Heimdal
On January 15, 2020, we took delivery of “Heimdal” from Keppel Shipyard Ltd. The final delivery instalment was $86.4 million and we accepted delivery financing for the same amount, see note 19.

Change of delivery dates for Vale and Var
On February 17, 2020, we agreed with Keppel FELS to amend certain of our agreements for the Vale, Var and Tivar rigs. Keppel FELS has provided $100m in financing from the planned delivery date of the Tivar (July 2020) until December 31, 2021, repayable in December 2021. Delivery of the two rigs “Vale” and “Var” is conditional on full repayment of the facility or can be carried out 180 days after the repayment of the Tivar facility. The change in delivery dates will reclass $54.5 million of onerous contract liabilities from current to non-current in Q1 2020. In addition, $294.8 million of commitments related to delivery instalments for jack-up rigs currently classified as due in less than 1 year will fall due in 1-3 years (note 24).

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2019	21